SCHEDULE 13D

Amendment No. 5
Calton, Inc.
common stock
Cusip # 131380206
Filing Fee: No


Cusip # 131380206
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	559,372
Item 8:	None
Item 9:	559,372
Item 10:	None
Item 11:	559,372
Item 13:	2.38%
Item 14:	HC


PREAMBLE


	The Schedule 13D, dated June 8, 1993, and amended October 20, 1993, November 5, 1993, January 14, 1994, and January 25, 1994, filed by FMR Corp. ("FMR") with respect to the common stock, $0.01 par value per share (the "Shares") of Calton, Inc. (the "Company") is hereby amended as set forth below. The shares to which it relates are owned by one fund managed by Fidelity Management Trust Company.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans. Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR and Fidelity are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock
of FMR.   Mr. Johnson 3d is Chairman of FMR Corp.   The business address and
principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by none of the Fidelity Funds (the"Fidelity Fund") and by one fund managed by FMTC (the "Fund").

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

	Item 3 is amended as follows:

	The Fidelity Funds received 5,220,133 Shares of common stock pursuant to the company's prepackaged plan of reorganization filed under Chapter 11 of the United States Bankruptcy Code (the "Prepackaged Plan"). The Fidelity Funds which own or owned shares purchased in the aggregate 12,000 shares for cash in the amount of approximately $25,540 , including brokerage commissions. Proceeds from 5,194,514 shares sold aggregated approximately $9,873,075 .
The number of shares held by the Fidelity Funds no longer includes 37,619 shares from the assumed conversion of $38,750 principal amount of the 11%
Notes because the Note matured on September 30, 1993. On April 13, 1994, the number of common shares held by the Fidelity Funds increased by the amount of 734,924 shares due to the conversion of the convertible preferred stock. The Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth shares purchased and/or sold since March 13, 1994.

	The Fund managed by FMTC received 1,208,840 Shares of common stock pursuant to the company's Prepackaged Plan. The Fund managed by FMTC received proceeds from 643,400 shares sold aggregating approximately $1,517,273 . The number of shares held by the Fund no longer includes 6,068 shares from the assumed conversion of $125,000 principal amount of the 11% Notes because the Note matured on September 30, 1993. On April 13, 1994, the number of common shares held by the Fidelity Funds increased by the amount of 173,402 shares due to the conversion of the convertible preferred stock.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all 3,328,086 shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment adviser to the Fidelity Fund, 0 shares, or approximately 0.00% of the outstanding shares of the Company, and through FMTC, 559,372 shares, or approximately 2.38% of the outstanding shares of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC are 559,372 shares, or approximately
2.38% of the outstanding shares of the Company.

	(b)	FMR, through is control of Fidelity, investment adviser to the
Fidelity Funds, and the Funds each has sole power to dispose of the Shares. FMTC has sole voting and dispositive power over 559,372 shares held by the Fund.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in shares during the past sixty
(60) days.



Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the 	Issuer.

	Inasmuch as FMR is no longer the beneficial owner of more than 5% of the number of shares outstanding, FMR has no further reporting obligation under
Section 13(d) of the Securities Exchange Act of 1934 or the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Item 7.	Material to be Filed as Exhibits.

	Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



Date:	June 6, 1994				By:	/s/Arthur S. Loring
									Arthur S. Loring
							Vice President-Legal



Schedule A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH

									PRINCIPAL
NAME					FMR CORP.			OCCUPATION

Edward C. Johnson 3d			President, Director,		Chairman of
the Board
					CEO, Chairman &		and CEO, FMR
					Mng. Director

J. Gary Burkhead				Director				President-
Fidelity

Caleb Loring, Jr.				Director, Mng. Director		Director,
FMR

James C. Curvey				Director, Sr. V.P.			Sr.
V.P., FMR

William L. Byrnes			Vice Chairman,			Vice Chairman, FIL
					Director & Mng. Director

Robert C. Pozen				Sr. V.P. & Gen'l Counsel		Sr.
V.P. & Gen'l Counsel
									FMR

Mark Peterson				Exec., V.P.-Management		Exec., V.P.-
Management
					Resources			Resources, FMR

Denis McCarthy				Sr. Vice Pres. - Administration	Vice
Pres., Chief
					Chief Financial Officer		Financial Officer,
FMR



SCHEDULE B


CALTON, INC.

One Fidelity Fund sold shares since March 13, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-11-94	2,707,214	$1.50